Mail Stop 05-07
        December 28, 2004

Via U.S. Mail

Shoei Utsuda
President and Chief Executive Officer
Mitsui & Co. Ltd.
2-1, Ohtemachi 1-Chome,
Chiyoda-Ku, Tokyo 100-0004, Japan

RE:		Mitsui & Co. Ltd.
      Form 20-F for the year ended March 31, 2004
		File No. 0-09929

Dear Mr. Utsuda:

      We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended 3/31/04

General

We note from the list of subsidiaries filed as Exhibit 8.1 that the
Company has an Iranian subsidiary, Mitsui & Co., Iran Ltd. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality to the Company of its operations in Iran, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.
Closing

      Please understand that we may have additional comments after we review your response to our comment. You may contact me at (202)
942-7817 if you have any questions about the comment or our review.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance


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Shoei Utsuda
Mitsui & Co. Ltd.
December 28, 2004
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE